March 6, 2025

Cindy Yao
Chief Financial Officer
HF Foods Group Inc.
6325 South Rainbow Boulevard , Suite 420
Las Vegas , Nevada 89118

       Re: HF Foods Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38180
Dear Cindy Yao:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services